**Part I: Identifying Information**

1. Is the organization, association, Person, group of Persons, or system filing the Form ATS-N a broker-dealer registered with the Commission?
   ■ Yes ☐ No

2. Full name of registered broker-dealer of the NMS Stock ATS ("Broker-Dealer Operator") as stated on Form BD: UBS Securities LLC

3. Full name(s) of NMS Stock ATS under which business is conducted, if different: UBS ATS

4. Provide the SEC file number and CRD number of the Broker-Dealer Operator:
   a. SEC File No.: 8-22651
   b. CRD No.: 7654

5. Provide the full name of the national securities association of the Broker-Dealer Operator, the effective date of the Broker-Dealer Operator's membership with the national securities association, and Market Participant Identifier ("MPID") of the NMS Stock ATS:
   a. National Securities Association: FINRA
   b. Effective Date of Membership: 5/15/1978
   c. MPID of the NMS Stock ATS: UBSA

6. Provide, if any, the website URL of the NMS Stock ATS: www.ubs.com/ats

7. Provide the primary, and if any, secondary, physical street address(es) of the NMS Stock ATS matching system: Primary: Equinix NY5 data center located at 800 Secaucus Rd in Secaucus New Jersey; In region Secondary: Equinix NY4 data center located at ~~800~~ 755 Secaucus Rd in Secaucus New Jersey; ~~In region Secondary: Equinix NY5 data center located at 755 Secaucus Rd in Secaucus New Jersey;~~ Out of region Secondary: Equinix CH1 data center located at 350 E Cermak Rd in Chicago Illinois.

8. Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

   ☐ Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.

9. Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.

   ☐ Select if, in lieu of filing, {NMS Stock ATS} certifies that the information requested under this Exhibit is available at the website above and is accurate as of the date of this filing.

10. For filings made pursuant to Rule 304(a)(2)(i)(A) through (D) (i.e., Form ATS-N Amendments), attach as Exhibit 3 a document marked to indicate changes to "yes" or "no" answers or additions to or deletions from any Item in Part I, II, and Part III, as applicable. Do not include in Exhibit 3 Items that are not changing.

## Part III: Manner of Operations

### Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

The UBS ATS is a proprietary non-displayed system for continuous matching of orders in NMS Stocks. The UBS ATS matching algorithm searches all buy and sell orders in the UBS ATS to identify orders that may be matched at a price at or better than the NBBO as calculated by UBS ATS by aggregating the "top of book" quotations of all U.S. equities exchanges using direct market data feeds maintained by the UBS ATS. If quotations from one or more exchanges are not available from the UBS ATS direct market data feeds for any reason, the UBS ATS will rely on quotation data from the SIP (for the affected exchange feed(s)) to calculate an NBBO.

Definitions for Adaptive Cross Functionality:

- <u>Adaptive Cross (AdaptiveX):</u> Adaptive Cross is a general name which refers to a dynamic prioritization mechanism that operates during the hours of operations disclosed in Part III, Item 4 of this Form ATS-N (with exceptions noted elsewhere in this Item 11) and identifies Subscriber Flows demonstrating consistent trading behavior in individual symbols and Size Bins on one side of the market. This functionality is designed to enhance execution quality by prioritizing Subscriber Flows exhibiting this order and execution consistency.

- <u>Adaptive Cross Model (AdaptiveX Model):</u> The AdaptiveX Model receives order and execution data from the Adaptive Cross Bot at randomized, predetermined intervals. It uses this information to calculate an Adaptive Cross Score, which is then sent to the Adaptive Cross Bot for further processing. The AdaptiveX Model operates during the hours of operations disclosed in Part III, Item 4 of this Form ATS-N (with exceptions noted elsewhere in this Item 11).

- <u>Adaptive Cross Score (AdaptiveX Score):</u> A score calculated and updated throughout the hours of operations disclosed in Part III, Item 4 of this Form ATS-N (except at times noted elsewhere in this Item 11) by the AdaptiveX Model and sent to the Adaptive Cross Bot. The AdaptiveX Score is assigned to each Subscriber Flow in individual symbols and Size Bins on one side of the market. On a daily basis, the AdaptiveX Score will reset to zero for all Subscriber Flows, in all symbols and Size Bins, at system startup of each trading day. The specific AdaptiveX Score for a Subscriber Flow will never be disclosed to any Subscriber.

- <u>Adaptive Cross Priority (AdaptiveX Priority):</u> A type of execution priority that is secondary to price but ahead of time and is designed to enable Subscriber Flows to interact with similarly consistent order flows on the contra side within the UBS ATS, when possible. Within the Adaptive Cross Priority, orders in larger Size Bins will have priority over orders in smaller Size Bins regardless of the contra Size Bin or AdaptiveX Priority status. At any given moment in time, a Subscriber Flow can only have AdaptiveX Priority on one side of the market in an individual symbol and Adaptive Cross Size Bin.

- <u>Adaptive Cross Threshold (AdaptiveX Threshold):</u> The AdaptiveX Threshold is the level at which a Subscriber Flow will or will not be entitled to receive AdaptiveX Priority. This value is set daily on startup and may be updated intraday

or overnight by UBS at its sole discretion without notice. Additionally, the same threshold applies consistently across all Subscriber Flows, symbols, and Size Bins, ensuring a uniform standard for AdaptiveX Priority eligibility.

- Adaptive Cross Bot (AdaptiveX Bot): A mechanism that receives all order and execution messages for in-scope order flow and directs certain messages into the AdaptiveX Model for further processing. The AdaptiveX Bot also receives AdaptiveX Scores and determines when to apply or revoke AdaptiveX Priority for a given Subscriber Flow. More specifically, if the AdaptiveX Score is above (below) the AdaptiveX Threshold for a Subscriber Flow, the AdaptiveX Bot will instruct the UBS ATS matching engines to apply (revoke) AdaptiveX Priority for a Subscriber Flow in a specific symbol, side, and Size Bin.

- Adaptive Cross Size Bins (Size Bins): Size Bins are predefined order size categories used within the Adaptive Cross framework to support the calculation of AdaptiveX Scores within each Size Bin. Marketable orders from each Subscriber Flow are analyzed with respect to each Size Bin to determine consistency in order size. This approach helps to ensure a consistent scoring methodology is applied across comparable order sizes. Size Bin boundaries (minimum quantity and maximum quantity order size cutoffs) are determined on a symbol-specific basis by applying percentile calculations to historical original order sizes of ATS trades in individual symbols. These values are then randomized to reduce predictability and mitigate potential information leakage. The resulting Size Bin boundary values are used to compare marketable live order quantities and execution quantities when submitted to the AdaptiveX Model for scoring. The Size Bin logic is calculated overnight on a daily basis and these values are determined on system startup. While each individual symbol may have different Size Bin boundaries, they are applied uniformly across all Subscriber Flows and remain consistent throughout the hours of operations disclosed in Part III, Item 4 of this Form ATS-N.

AdaptiveX exists inside the UBS ATS' segregated environment and receives certain order and execution messages from all classes of Subscribers (see Part II, Item 5 for Subscriber classification definitions). These messages are received by the AdaptiveX Bot and delivered to the AdaptiveX Model. The AdaptiveX Model analyzes unexecuted marketable orders and executions observed since the last scan by the Model and assigns an AdaptiveX Score to Subscriber Flows based on consistency in side and size ("the Factors") on a per symbol basis. If a Subscriber Flow exhibits consistent behavior in respect of the Factors, the AdaptiveX Score assigned to that Subscriber Flow will accumulate and potentially exceed the AdaptiveX Threshold for a specific symbol. If and when a Subscriber Flow exceeds this threshold in a symbol, that Subscriber Flow will be assigned AdaptiveX Priority above other orders in that same symbol and at the same price.

For any order with AdaptiveX Priority, execution priority is determined first by its effective price, then by factoring in AdaptiveX Priority; and then by the time of receipt by the UBS ATS. Within the AdaptiveX Priority, orders in larger Size Bins will have priority over orders in smaller Size Bins regardless of the contra Size Bin or AdaptiveX Priority status. At any moment in time, if AdaptiveX Priority is not assigned to a specific Subscriber Flow or, more generally, the Adaptive Cross functionality is not in use, execution priority will be determined first by effective price and then by the time of receipt by the UBS ATS.

Furthermore, if a Subscriber Flow with AdaptiveX Priority does not continue to maintain its current behavior (i.e., a lack of marketable observations) or reverses its behavior (i.e., a buyer becomes a seller) the AdaptiveX Score will decay, potentially falling below the predetermined threshold which would cause that Subscriber Flow to lose AdaptiveX Priority for that symbol. Where a Subscriber Flow loses AdaptiveX Priority in a symbol, it

may accumulate an AdaptiveX Score at any future time and may potentially reacquire AdaptiveX Priority either on the same side or on the opposite side of the market.

Notes regarding AdaptiveX: (1) Subscriber Flows categorized as Source Category 5 are not eligible for AdaptiveX Priority; (2) Conditional Indications, Immediate or Cancel (IOC), and Conditional Firm-Up orders do not contribute to a Subscriber Flow's AdaptiveX Score; (3) Conditional Firm-Up orders will have AdaptiveX Priority if a Subscriber Flow already has AdaptiveX Priority in the same symbol, Size Bin, and side as the Conditional Firm-Up order; (4) In the case of a Subscriber Flow sending orders on the opposite side of the market from one that established AdaptiveX Priority in a symbol, those orders on the opposite side will not have AdaptiveX Priority until a new consistent pattern is established on that side; (5) Any Subscriber Flow may only have AdaptiveX Priority on one side of the market in a specific symbol and Size Bin at any moment in time; (6) The AdaptiveX Threshold, calculation frequency of the AdaptiveX Model, as well as the Size Bin cutoffs will be managed by UBS at its sole discretion, may be changed without notice, and will not be publicly disclosed; and (7) The Adaptive Cross functionality will be unavailable for a period not exceeding fifteen (15) minutes following the commencement of trading on the ATS, and for a period not exceeding fifteen (15) minutes prior to the conclusion of trading on the ATS. For more information on the ATS's hours of operation, please see Part III, Item 4 of this Form ATS-N. This time range of availability has been implemented for the Adaptive Cross functionality because determining longer-term trading patterns based on activity during these time windows presents significant challenges. As mentioned previously, when the Adaptive Cross functionality is not in use, execution priority within UBS ATS will be determined first by effective price and then by the time of receipt by the UBS ATS.

The UBS ATS has the ability to operate with or without the AdaptiveX Model running, and UBS reserves the right to turn off this functionality for operational stability purposes. As previously noted, turning off this functionality does not affect the trading operations of the ATS. When the functionality is off, the UBS ATS priority will be determined first by effective price and then by the time of receipt by the UBS ATS. The UBS ATS may disable Adaptive Cross under certain conditions, such as: (1) inability to load accurate static data during system startup; (2) malfunction or inoperability of any component responsible for managing Adaptive Cross; (3) periods of extreme market volatility; or (4) detection of unexpected or anomalous system behavior. Please note the foregoing examples are provided for illustrative purposes, and the UBS ATS may disable Adaptive Cross under other operational stability conditions or circumstances beyond its control. In the event that AdaptiveX functionality is not in use due to such operational issues or circumstances, UBS shall notify Subscribers via its customary email notification procedures.

Definitions related to Trajectory Cross (TrajX) functionality:

- UBS Calculated Volume Weighted Average Price ("UBS VWAP"): This refers to a Volume Weighted Average Price that is calculated by UBS over the Trajectory Cross Interval using Qualified Executions (see below for more detail) from the SIP. The UBS VWAP is calculated the same for all UBS Algo orders.
- Trajectory Cross Interval (Interval): This refers to the time interval determined by the UBS Algo over which each Trajectory Cross Firm-Up Order participates in matching at the UBS VWAP. The Interval will begin when TrajX Firm-up orders on both sides (buys and sells) are accepted by the UBS ATS and will conclude at the End Time unless the Interval concludes early (see below for more information describing when an Interval may conclude early).
- Trajectory Cross End Time (End Time): The specific time by the UBS Algo to both a Trajectory Cross CI and Trajectory Cross Firm-Up Order that determines the time at which the related Interval concludes, unless the Interval concludes earlier than such time (see below for the reasons upon which the Interval may conclude early).

- Trajectory Cross Call Phase (Call Phase): A configurable, discrete point in time occurring after the commencement of each minute, and no earlier than one (1) second and no later than five (5) seconds thereafter, inclusive. During this time period, any open Trajectory Cross CIs are paired with eligible contra Trajectory Cross CIs, and invitations are sent to the applicable Trajectory Cross CI senders. The Call Phase is consistent across all Participants, all symbols, and all Conditional Indications for a given day, and is configured by the UBS ATS. Factors that determine the time of the Call Phase include, but are not limited to, research and analysis, performance impact, improvement to the UBS Algo parent order, or market conditions.

Executions used in the UBS VWAP calculation (Qualified Executions) will exclude any executions that are identified as (1) non-standard settlement, (2) Rule 611 exemption other than ISO, (3) extended hours, (4) out of sequence, (5) any auction, (6) all corrections, (7) all cancellations (also referred to as "trade busts"), and (8) executions with an SRO Trade Detail set except for odd lot, split, distribution, or acquisition.

For Qualified Executions that occur during an Interval and include a fractional share component (e.g., a reported with a transaction quantity of 100.50 shares) will be treated as follows:

- For fractional share transactions where the total quantity of executed shares is less than 1 share, the trade will be rounded up to 1 share; and
- For fractional share transactions where the total quantity of executed shares is greater than 1 share, the fractional share portion of the transaction will be rounded down to the nearest 1 share increment.

TrajX is an order type used to buy or sell a specific quantity of a security during an Interval utilizing CIs and Firm-Up Orders. Executed shares are priced at the UBS VWAP calculated over the applicable Interval.

TrajX CIs and TrajX Firm-Up Orders are only accepted from Class A Direct Subscribers via the Broker-Dealer Operator's algorithmic product suite (UBS Algo) in eligible securities (see Regulatory Considerations below). The UBS Algo must send the End Time to the UBS ATS on all TrajX CIs and TrajX Firm-Up Orders. TrajX CIs are only eligible to pair off with contra TrajX CIs with the same End Time. Similarly, TrajX Firm-Up Orders are only eligible to execute against contra TrajX Firm-Up Orders with the same End Time. TrajX CIs sent after a Call Phase ends will not be eligible to pair off against eligible contra TrajX CIs until the next Call Phase. If the End Time sent by the UBS Algo on a TrajX CI is earlier than the next Call Phase, the TrajX CI will be rejected.

At the time of the Call Phase, any TrajX CIs that can be paired (fully or partially) will be cancelled and the TrajX CI sender will receive an invite message. Following the receipt of such invite message, the recipient has up to 500 milliseconds (Response Window) to submit a TrajX Firm-Up Order; any submission received after the Response Window closes will be rejected. Once the Response Window closes, TrajX Firm-Up Order senders will receive a status message reflecting the total matched quantity. TrajX CIs that cannot be paired will remain open until their End Time at which time they will be cancelled. Accepted TrajX Firm-Up Orders may be matched against one or more contra TrajX Firm-Up Orders and will execute at the End Time at the UBS VWAP.

An Interval may conclude earlier than the originally scheduled End Time for various reasons, including: (i) a cancel message sent by the UBS Algo to the UBS ATS; (ii) if one of the paired TrajX Firm-Up Orders has a limit price and executing the transaction at the UBS VWAP would violate the order's limit price; (iii) due to a symbol-specific or market-wide halt or suspension that prevents further trading activity; (iv) due to a malfunction or inoperability of any component responsible for managing Trajectory Cross; or (v) detection

of unexpected or anomalous system behavior that, in the reasonable discretion of UBS ATS, would cause the Trajectory Cross order and execution process to not function as described herein. Please note the foregoing examples are provided for illustrative purposes, and the UBS ATS may disable Trajectory Cross if operational stability issues arise or circumstances beyond UBS ATS's control warrant such action. If Trajectory Cross functionality is not in use due to such operational issues or circumstances, UBS shall notify Class A Direct Subscribers either verbally or via its customary email notification procedures.

If a TrajX Firm-Up Order is cancelled (by the sender or by UBS ATS), the sender may receive a partial execution (at the prevailing UBS VWAP) that is prorated equal to the proportion of the Interval that had elapsed at the time of cancellation rounded down to the nearest share. In the case where TrajX Firm-Up Orders are canceled due to a trading halt of the underlying security, no executions will occur and unsolicited cancels will be sent back to the sender. Additionally, if at any time during the Interval there is a Qualified Execution on the SIP that violates the limit price of the TrajX Firm-up Order, unsolicited cancels will be sent back to the senders and no executions will occur.

For TrajX Firm-Up Orders to receive an execution for a specific Interval, a minimum of three (3) Qualified Executions must be printed on the consolidated tape during that Interval where such qualifying trades are eligible to be used to calculate the UBS VWAP. If this requirement is not met, the pairing of the TrajX Firm-Up Orders will be broken at the end of the Interval and the TrajX Firm-Up Order senders will receive an unsolicited cancel with no executions.

For crossing restrictions that are applicable to Trajectory Cross please refer to Part III, Item 14.

Because TrajX CIs and TrajX Firm-Up Orders can only be entered by Class A Direct Subscribers via the UBS Algo, all executions are excluded from the UBS ATS monthly scoring process as described in the Grading Process in Part III Item 13.

Trajectory Cross Matching Priority:
Invite priority for TrajX CIs is determined first by CI limit price, then by quantity (size), and then by the time of receipt by the UBS ATS. TrajX Orders sent as a market order with no limit price have the highest priority in the invite phase.

Regulatory Considerations:

- TrajX Firm-Up Orders are executed at a price equal to the UBS VWAP (i.e.. a benchmark price for purposes of Reg NMS Rule 611) for the duration of an Interval; therefore, UBS ATS is not required to execute such transactions within the confines of the NBBO at the end of the Interval. Such transactions are similarly permitted to be executed outside of LULD price bands.

UBS ATS will not accept TrajX CIs or TrajX Firm-Up Orders, nor execute a TrajX Firm-Up Order, in any security subject to a regulatory halt, trading pause, trading suspension, or included in the UBS ATS Disabled List as described in Part III, Item 20.

The UBS ATS also offers Conditional Indication functionality as explained in Part III, Item 9.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

■ Yes ☐ No

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Trade Execution:
In the event a match occurs, the UBS ATS will record the NBBO and LULD bands at the time of the match.

If only a partial match of an IOC Order occurs, the remainder of the IOC Order will be cancelled. If a partial match of a Day Order occurs, the remainder of the Day Order will stay open in the UBS ATS (and retain its original time priority) until it is matched, cancelled or expires. Once a match occurs, the UBS ATS sends electronic messages containing execution reports to the sender of the order.

EXECUTION TIME STAMPS: The matching engine assigns an execution timestamp to specify the time at which an order (or part of an order) is executed. The sequence of each execution timestamp may vary slightly from the sequence of actual execution times recorded in the matching engine due to the parallel processing of messages through multiple paths. Despite any such variation in sequencing, the execution time recorded in the matching engine is determinative. If Subscribers seek information to confirm that order priority was respected, UBS ATS will reasonably, on a best-efforts basis, make available the actual execution times recorded in the matching engine to demonstrate order priority was honored.

NBBO on EXECUTIONS: In the event a match occurs, the UBS ATS will record the NBBO and LULD bands at the time of match.

LOCKED/CROSSED MARKETS: The UBS ATS will not execute a transaction if the NBBO is either locked or crossed.

PARTIAL EXECUTION: If only a partial execution of an IOC Order occurs, the remainder will be cancelled. If a partial execution of a Day Order occurs, the remainder will remain in the UBS ATS (and retain its original time priority) until it is executed, cancelled or expires. Once an execution occurs, the UBS ATS sends electronic messages containing execution reports to the original sender of the order.

REGULATION NMS: The UBS ATS will reject any order that violates Rule 612 of Regulation NMS (the "Sub-Penny Rule"), and all matches in the UBS ATS will be at or within the NBBO as required by Rule 611 of Regulation NMS (the "Order Protection Rule"). The UBS ATS will accept orders outside of the LULD bands; however, it will not execute if the effective match price were to be outside of the LULD bands.

ERRORS and CLEARLY ERRONEOUS EXECUTIONS: The UBS ATS handles execution errors in accordance with the Global Equities Handbook (the "Handbook”). The Handbook requires notification of errors to the relevant Supervisor, and applies the standards of the risk management framework. The UBS ATS will determine a course of action based on the facts and circumstances surrounding such errors. For instance, one or both sides of the trade could be cancelled. The UBS ATS will apply the same standard of review to potentially clearly erroneous executions ("CEEs") as set forth in the applicable rules of the self-regulatory organizations. Following a determination of a CEE by the primary market, UBS ATS will cancel both sides of any match impacted by the CEE determination. Additionally, requests for the UBS ATS to review a potential CEE must be

submitted to the UBS ATS via email (submitted to ats@ubs.com) within 30 minutes of the subject match.

PRINCIPAL NO SELF-MATCH: The UBS ATS will not effect a match when both sides of the potential match are principal orders from the same legal entity of a Class B Direct or Class B Indirect Subscriber.

MINIMUM QUANTITY: Orders may be routed to the UBS ATS with a minimum quantity value specified; the quantity may be managed by Subscribers on an order-by-order basis. When a minimum quantity is used, the UBS ATS will only perform a match if the specified number of shares or greater are available from a single eligible contra side order. By default, when the leaves quantity on an order becomes smaller than the specified minimum quantity, the minimum quantity constraint will no longer be in effect. Subscribers have the ability to change that behavior by sending a specific MinQuantityLeaveMode value in the order message. The available options are to have the leaves quantity become the minimum quantity or the order can be cancelled. In the latter case, an unsolicited cancel message is sent to the sender of the order and the order is removed from the ATS book.

UBS PIN: The UBS Price Improvement Network in the US ("UBS PIN (US)") is a differentiated segment of liquidity operated within the UBS ATS. UBS PIN (US) facilitates interaction between any combination of UBS Retail Orders, UBS institutional algorithmic order flow, and UBS Principal Orders. Executions on crosses between Source Category 1 and Source Category 2 orders, or between two Source Category 2 orders, will include an identifier describing the execution as a "UBS PIN" execution from the UBS ATS. All other executions from the UBS ATS will not use this identifier.

The UBS ATS will migrate its primary matching engines to the Equinix facility located at 800 Secaucus Road (NY5) in Secaucus, New Jersey. At the same time, the UBS ATS will utilize the Equinix facility located at 755 Secaucus Road (NY4) in Secaucus, New Jersey as its in-region backup location. At no time will any symbol be traded by the UBS ATS simultaneously in both the NY5 and NY4 data centers. The migration does not involve any functional changes in the operations of the UBS ATS, and no changes will be made to UBS ATS access for the Broker Dealer Operator or any Subscribers.

With regard to the migration of the primary matching engines, the UBS ATS will publicly disclose a migration schedule, including dates and symbol ranges, on its public website located at www.ubs.com/ats. While this migration schedule is subject to change, all public disclosures and any revisions relating to the schedule will be available at www.ubs.com/ats.

For other rules and procedures of the UBS ATS as it pertains to this section please see Part III, Item 10.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.